

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

<u>Via E-mail</u>
Marco Moran
President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

> **Re: Convenientcast, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 4, 2012**
> **File No. 001-32032**

Dear Mr. Moran:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your most recent amendment does not include an updated letter from your former accountant. Upon amending your filing with additional disclosure, a updated letter from your former accountant, Child, Van Wagoner & Bradshaw, PLLC., is required by Item 304(a)(3) of Regulation S-K. Please amend to include, as Exhibit 16, an updated letter from your former accountant.

You may contact Melissa Rocha, Accounting Branch Chief at (202) 551-3854 or me at (202) 551- 3291 if you have questions regarding our comments.

Sincerely,

/s/ Raquel Howard

Raquel Howard
Staff Accountant

cc: <u>Via E-mail</u>
      Harold P. Gewerter, Esq.